Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Relating to Preliminary Prospectus Supplement

Dated October 1, 2014 and

Registration Statement No. 333-188696

Dated May 20, 2013

Final Term Sheet

Sabra Health Care Limited Partnership

Sabra Capital Corporation

5.5% of Senior Notes due 2021

October 1, 2014

This term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated October 1, 2014, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”) and the accompanying prospectus of Sabra Health Care Limited Partnership and Sabra Capital Corporation dated May 20, 2013. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this term sheet but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Terms Applicable to the 5.5% Senior Notes due 2021

Co-issuers:	Sabra Health Care Limited Partnership and Sabra Capital Corporation (the “Issuers”)
Guarantors:	Sabra Health Care REIT, Inc. and certain of its existing and future subsidiaries other than the Issuers
Title of Securities:	5.5% Senior Notes due 2021 (the “Notes”) (“Additional Notes” under the indenture governing the 5.5% Senior Notes due 2021 issued on January 23, 2014)
Aggregate Principal Amount:	$150,000,000
Issue Price:	99.5%, plus accrued interest from August 1, 2014
Gross Proceeds:	$149,250,000, plus accrued interest from August 1, 2014

Coupon:	5.500% per annum
Yield to Worst:	5.593%
Final Maturity Date:	February 1, 2021
Record Dates:	January 15 and July 15 of each year
Interest Payment Dates:	February 1 and August 1 of each year
First Interest Payment Date:	February 1, 2015
Make-Whole Redemption:	Prior to February 1, 2017, plus accrued and unpaid interest, if any, plus the “make-whole premium” described in the Preliminary Prospectus Supplement
Optional Redemption:	On or after February 1, 2017, the Notes are redeemable, in whole or in part, upon not less than 30 days, nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of principal amount), if redeemed during the twelve-month period beginning on February 1 of each year listed below, in each case together with accrued and unpaid interest, if any, to the redemption date:

Date	Price
2017	104.125%
2018	102.750%
2019	101.375%
2020	100.000%

Optional Redemption with Equity Proceeds:	On one or more occasions before February 1, 2017, we may use an amount equal to all or a portion of the Net Cash Proceeds of one or more Equity Offerings to redeem up to 35% of the original principal amount of the Notes at a redemption price equal to 105.500% of the principal amount to be redeemed, plus accrued and unpaid interest, if any, to the redemption date
Change of Control:	Putable at 101% of principal plus accrued and unpaid interest, if any
Joint Bookrunners:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc.
Co-Managers:	Stifel, Nicolaus & Company, Incorporated UBS Securities LLC
Trade Date:	October 1, 2014

Settlement Date:

October 10, 2014 (T+7)

We expect that delivery of the notes will be made on or about October 10, 2014, which will be the seventh business day following the Trade Date (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP and ISIN Numbers:	CUSIP: 78572XAE1 ISIN: US78572XAE13
Ratings[1]:	Ba3 / BB- (Moody’s / S&P)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuers and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers and the guarantors have filed with the SEC for more complete information about the Issuers, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-326-5897, Citigroup Global Markets Inc. at 1-800-831-9146, Credit Agricole Securities (USA) Inc. at 1-866-807-6030, Stifel, Nicolaus & Company, Incorporated at 1-855 300-7136 or UBS Securities LLC at 1-877-827-6444, ext. 561 3884.

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